UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into Private Agreement

On June 17, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), entered into a private agreement (the “Private Agreement”) with Brera Milano SRL, the Company’s wholly-owned subsidiary (“Brera Milano”), UYBA SSDARL, the Company’s 48.94% subsidiary (“UYBA”), Dr. Giuseppe Pirola, a shareholder of UYBA and the Company’s director and Head of Volleyball Operations (“Pirola”), and Dr. Mattia Moro, a shareholder of UYBA (“Moro”), relating to the sale of all the Company’s 48.94% stake in UYBA to Moro and the termination of the advertising concession agreement (the “Advertising Concession Agreement”) between Brera Milano and UYBA.

Pursuant to the Private Agreement, among other things, (i) the Advertising Concession Agreement will be terminated and no longer in effect in exchange for a payment of €175,000 from the Company to UYBA, (ii) the Company will sell Moro its ownership share of UYBA representing 48.94% of UYBA’s total share capital for €1.00 and enter into the definitive share transfer agreement by June 27, 2025, and (iii) the five directors appointed to UYBA’s board of directors by the Company will resign by June 27, 2025.

The Private Agreement is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Private Agreement is qualified in its entirety by reference to such exhibit.

Exhibit No.	Description
1.1	Private Agreement, dated June 17, 2025, by and among Brera Milano SRL, Brera Holdings PLC, UYBA SSDARL, Dr. Giuseppe Pirola, and Dr. Mattia Moro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer and Chief Financial Officer

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